

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via Facsimile

Mr. Chua Leong Hin
President and CEO
Amaru, Inc.
62 Cecil Street
#06-00 TPI Building
Singapore 049710

> **Re: Amaru, Inc.**
> **Form 8-K, Item 4.02**
> **Filed April 23, 2013**
> **File No. 000-32695**

Dear Mr. Hin:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note your disclosure that you were notified by WilsonMorgan, LLP that it was withdrawing its audit report for the fiscal year ended December 31, 2011 and that the audit report should no longer be relied upon. Please amend your filing to include a letter from the independent accountant stating whether it agrees with the statements in your filing. Refer to paragraph (c) of Item 4.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant